EXHIBIT 99.2

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS – THREE AND NINE-MONTH PERIODS ENDED NOVEMBER 30, 2013 AND 2012

Introduction

This management’s discussion and analysis (“MD&A”) is presented in order to provide the reader with an overview of the financial results and changes to the financial position of Acasti Pharma Inc. (“Acasti” or the “Corporation”) as at November 30, 2013 and for the three and nine-month periods then ended. This MD&A explains the material variations in the financial statements of operations, financial position and cash flows of Acasti for the three and nine-month periods ended November 30, 2013 and 2012. The Corporation effectively commenced active operations with the transfer of an exclusive worldwide license from its parent corporation, Neptune Technologies & Bioressources Inc. (“Neptune”), in August 2008. The Corporation was inactive prior to that date.

This MD&A, completed on January 14, 2014, must be read in conjunction with the Corporation’s financial statements for the three and nine-month periods ended November 30, 2013 and 2012. The Corporation’s financial statements were prepared in accordance with International Financing Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. The Corporation’s financial results are published in Canadian dollars. All amounts appearing in this MD&A are in thousands of Canadian dollars, except share and per share amounts or unless otherwise indicated.

Additional information on the Corporation can be found on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov/edgar.shtml under Acasti Pharma Inc.

On March 31, 2011, following the submission of an initial listing application, the Class A shares of the Corporation were listed for trading on the TSX Venture Exchange under the ticker symbol “APO”. In January 2013, the Corporation had its Class A shares listed on the NASDAQ Capital Market exchange, under the symbol “ACST”.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Forward-Looking Statements

This MD&A contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which Acasti refers to in this MD&A as forward-looking information. Forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information in this MD&A includes, but is not limited to, information or statements about:
•	Acasti’s ability to conduct current and new clinical trials for its product candidate, CaPre® including the timing and results of clinical trials;
•	Acasti’s ability to commercialize its products and product candidate;
•
Acasti’s ability to secure third-party manufacturer arrangements to provide Acasti with sufficient raw materials for its operations, including, but not limited to, Acasti’s ability to retain a third-party to manufacture CaPre® under good manufacturing practice (“GMP”) standards;

•	Acasti’s ability to obtain and maintain regulatory approval of CaPre®; and
•	Acasti’s expectations regarding its financial performance, including its revenues, research and development, expenses, gross margins, liquidity, capital resources and capital expenditures.

Although the forward-looking information is based upon what Acasti believes are reasonable assumptions, no person should place undue reliance on such information since actual results may vary materially from the forward-looking information.

In addition, the forward-looking information is subject to a number of known and unknown risks, uncertainties and other factors, including those described in this MD&A under the heading “Risk Factors”, many of which are beyond the Corporation’s control, that could cause the Corporation’s actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information, including, without limitation:
•	whether current and future clinical trials by the Corporation will be successful;
•	whether CaPre® and Onemia® can be successfully commercialized;
•	the Corporation’s history of net losses and inability to achieve profitability;
•
the Corporation’s reliance on third parties for the manufacture, supply and distribution of its products and for the supply of raw materials, including the ability to retain third parties to produce CaPre® under GMP standards;

•	the Corporation’s reliance on a limited number of distributors for Onemia® and its ability to secure distribution arrangements for CaPre® if it reaches commercialization;
•	the Corporation’s ability to manage future growth effectively;
•	the Corporation’s ability to further achieve profitability;
•	the Corporation’s ability to secure future financing from Neptune or other third party sources on favorable terms or at all and, accordingly, continue as a going concern;
•	the Corporation’s ability to gain acceptance of its products in its markets;
•	the Corporation’s ability to attract, hire and retain key management and scientific personnel;
•	the Corporation’s ability to achieve its publicly announced milestones on time;
•	the Corporation’s ability to successfully defend any product liability lawsuits that may be brought against it;
•	intense competition from other companies in the pharmaceutical and medical food industries; and
•	the Corporation’s ability to secure and defend its intellectual property rights and to avoid infringing upon the intellectual property rights of third parties.

Consequently, all the forward-looking information is qualified by this cautionary statement and there can be no guarantee that the results or developments that the Corporation anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Corporation’s business, financial condition or results of operations. Accordingly, you should not place undue reliance on the forward-looking information. Except as required by applicable law, Acasti does not undertake to update or amend any forward-looking information, whether as a result of new information, future events or otherwise. All forward-looking information is made as of the date of this MD&A.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Business Overview

Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, in particular abnormalities in blood lipids, also known as dyslipidemia. Because krill feeds on phytoplankton (diatoms and dinoflagellates), it is a major source of phospholipids and polyunsaturated fatty acids, mainly eicosapentaenoic acid (EPA) and docosahexaenoic acid (DHA), which are two types of omega-3 fatty acids well known to be beneficial for human health.

CaPre®, Acasti’s prescription drug candidate, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to help prevent and treat hypertriglyceridemia, a condition characterized by abnormally high levels of triglycerides in the bloodstream. In 2011, two Phase II clinical trials were initiated in Canada (the TRIFECTA trial and the COLT trial) to evaluate the safety and efficacy of CaPre® for the management of mild to severe hypertriglyceridemia (high triglycerides with levels ranging from 200 to 877 mg/dL).  Both trials also include the secondary objective of evaluating the effect of CaPre® in patients with mild to moderate hypertriglyceridemia (high triglycerides levels ranging from 200 to 499 mg/dL) as well as in patients with moderate to severe hypertriglyceridemia (very high triglycerides levels ranging from 500 to 877 mg/dL). The COLT trial was completed during the second quarter of the current fiscal year and the TRIFECTA trial is ongoing. Based on the positive results of the COLT trial, Acasti has filed an investigational new drug (IND) submission to the U.S. Food and Drug Administration (FDA) to conduct a pharmacokinetic study (PK trial) in the U.S.  Acasti intends to amend its application used for the PK trial to request authorization to also conduct a Phase III clinical trial to investigate the safety and efficacy profile of CaPre® under the guidelines and rules of the FDA.

Onemia®, Acasti’s commercialized product, has been marketed in the United States since 2011 as a “medical food”.  Onemia® is only administered under the supervision of a physician and is intended for the dietary management of omega-3 phospholipids deficiency related to abnormal lipid profiles and cardiometabolic disorders.

Pursuant to a license agreement entered into with Neptune in August 2008, Acasti has been granted a license to rights on Neptune’s intellectual property portfolio related to cardiovascular pharmaceutical applications (the “License Agreement”). In December 2012, The Corporation entered into a prepayment agreement with Neptune pursuant to which the Corporation exercised its option under the License Agreement to pay in advance all of the future royalties’ payable under the license. The royalty free license allows Acasti to exploit the subject intellectual property rights in order to develop novel active pharmaceutical ingredients (“APIs”) into commercial products for the medical food and the prescription drug markets. Acasti is responsible for carrying out the research and development of the APIs, as well as required regulatory submissions and approvals and intellectual property filings relating to the cardiovascular applications. The products developed by Acasti require the approval from the FDA before clinical studies are conducted and approval from similar regulatory organizations before sales are authorized.

Operations

During the three-month period ended November 30, 2013, Acasti made progress in its research and pharmaceutical product development, advancing with its prescription drug candidate, CaPre®, while expanding its commercialization efforts for its medical food Onemia®. The following is a summary of the period’s highlights.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Clinical Trials Update
During the fiscal year ended February 29, 2012, Acasti initiated two Phase II clinical trials: (i) the “TRIFECTA trial”, a randomized, double-blind, placebo-controlled study primarily designed to assess the effect of CaPre® on fasting plasma triglycerides as compared to a placebo in patients with mild to severe hypertriglyceridemia, for which the first patients were enrolled in October 2011, and (ii) the “COLT trial”, a randomized open-label dose-ranging, multi-center trial designed to assess the safety and efficacy of CaPre® in the treatment of mild to severe hypertriglyceridemia, for which the first patients were enrolled in December 2011. During the three month period ended November 30, 2013, Acasti filed an IND submission with the FDA for a PK trial.  The PK trial is an open-label, randomized, multiple-dose, single-center, parallel-design study that will evaluate blood profiles and bioavailability of omega-3 phospholipids on healthy volunteers.  Acasti’s clinical trials’ have continued and progressed during the three-month period ended November 30, 2013.

COLT Trial
The final results of the COLT trial indicated that CaPre® was safe and effective in reducing triglycerides in patients with mild to severe hypertriglyceridemia with significant mean (average) triglyceride reductions above 20% after 8 weeks of treatment with both daily doses of 4.0g and 2.0g. Demographics and baseline characteristics of the patient population were balanced in terms of age, race and gender. A total of 288 patients were enrolled and randomized and 270 patients completed the study, which exceeded the targeted number of evaluable patients. From this patient population, approximately 90% had mild to moderate hypertriglyceridemia. CaPre® was safe and well tolerated. The proportion of patients treated with CaPre® that experienced one or more adverse events in the COLT trial was similar to that of the standard of care group (30.0% versus 34.5%, respectively). A substantial majority of adverse events were mild (82.3%) and no severe treatment-related adverse effects have been reported.

The COLT trial met its primary objective showing CaPre® to be safe and effective in reducing triglycerides in patients with mild to severe hypertriglyceridemia. After only a 4-week treatment, CaPre® achieved a statistically significant triglyceride reduction as compared to standard of care alone. Patients treated with 4.0g of CaPre® a day over 4 weeks reached a mean triglyceride decrease of 15.4% from baseline and a mean improvement of 18.0% over the standard of care. Results also showed increased benefits after 8 weeks of treatment, with patients on a daily dose of 4.0g of CaPre® registering a mean triglyceride decrease of 21.6% from baseline and a statistically significant mean improvement of 14.4% over the standard of care. It is noteworthy that a mean triglyceride reduction of 7.1% was observed for the standard of care group at week 8, which may be explained by lipid lowering medication adjustments during the study, which was allowed to be administered in the standard of care group alone.

Moreover, after 8 weeks of treatment, patients treated with 1.0g for the first 4 weeks of treatment and 2.0g for the following 4 weeks showed a triglycerides reduction of 23.3%, corresponding to a statistically significant mean improvement of 16.2% over the 7.1% reduction achieved in the standard of care group. After a 8 week treatment, patients treated with 2.0g of CaPre® for the entire 8 weeks showed a 22.0% triglycerides reduction, corresponding to a statistically significant mean improvements of 14.8% over the 7.1% reduction achieved in the standard of care group.  In addition, after 8 weeks of treatment, statistically significant mean improvements in non-High-density lipoprotein cholesterol (non-HDL-C) and glycated hemoglobin (HbA1c) and trends of improvement in total cholesterol and HDL-C in patients treated with 4.0g of CaPre® over the standard of care, as well as a statistically significant treatment effect on HDL-C for all combined doses care were observed. Furthermore, after doubling the daily dosage of CaPre® after an initial period of 4 weeks, the results indicate a dose response relationship corresponding to a maintained and improved efficacy of CaPre® after an 8-week period. The efficacy of CaPre® at all doses in reducing triglyceride levels and increased effect with dose escalation suggests that CaPre® may be titrable, allowing physicians to adjust dosage in order to better manage patients’ medical needs.

TRIFECTA Trial
On December 20, 2012, the TRIFECTA trial completed an interim analysis. The review committee made up of medical physicians assembled to evaluate the progress of the TRIFECTA trial reviewed the interim analysis relative to drug safety and efficacy and unanimously agreed that the study should continue as planned. All committee members agreed that there were no toxicity issues related to the intake of CaPre® and that the signals of a possible therapeutic effect, noted as reduction of triglycerides in the groups evaluated, were reassuring and sufficiently clinically significant to allow the further continuation of the TRIFECTA trial. The data was provided to the committee members blind, meaning that the identity of the three groups was not revealed. Since the data revealed a possible therapeutic effect without any safety concerns, the committee decided that it was not necessary to unblind the data. Patient recruitment in the TRIFECTA trial is ongoing, with a special enrolment focus on recruiting patients in the moderate to severe hypertriglyceridemia population.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

PK Trial
The PK trial, a first step in Acasti’s U.S. clinical strategy, is a study that will evaluate blood profiles and bioavailability of omega-3 phospholipids on healthy volunteers taking single and multiple daily oral doses of 1.0, 2.0 and 4.0g of CaPre®.  The PK trial total treatment duration will be over a 30-day period and will involve the enrollment of approximately 42 healthy subjects.  On January 9, 2014, Acasti has announced that the FDA has allowed the Corporation to conduct its PK trial, having found no objections with the proposed PK trial design, protocol or safety profile of CaPre®.  Acasti also announced that Quintiles, the world’s largest provider of biopharmaceutical development and commercial outsourcing services, has been hired to conduct the PK trial.

Onemia®
During the three-month period ended November 30, 2013, Acasti furthered its business development and direct commercialization activities in the U.S. for its medical food Onemia®. Physicians initiated and/or continued their recommendations of Onemia® for patients diagnosed with cardiometabolic disorders. Acasti expects continued sales of Onemia® to provide short-term revenues that will contribute, in part, to finance Acasti’s research and development projects while establishing Acasti’s omega-3 phospholipids product credentials.

More Business Update
Also during the three-month period ended November 30, 2013, Neptune and Acasti announced the conclusion of a settlement with Rimfrost USA, LLC (Rimfrost); Olympic Seafood AS; Olympic Biotec Ltd.; Avoca, Inc.; and Bioriginal Food & Science Corp. (collectively the “Settling Respondents”) resolving the U.S. International Trade Commission’s (ITC) investigation related to infringement of Neptune’s composition of matter patents by the Settling Respondents. The investigation was instituted earlier this year by Neptune and Acasti in a complaint filed with the ITC. On December 17, 2013 Neptune and Acasti also announced the conclusion of a settlement with Aker BioMarine AS, Aker BioMarine Antarctic AS and Aker BioMarine Antarctic USA, resolving the aforesaid ITC investigation.  On December 18, 2013, Neptune and Acasti announced that the Administrative Law Judge presiding over the pending ITC investigation involving Neptune and Acasti; and Enzymotec Ltd., and Enzymotec USA, Inc. (collectively “Enzymotec”) granted the parties’ joint motion to stay the ITC proceedings for thirty days.  Neptune, Acasti and Enzymotec filed the joint motion for a stay because of their engagement to a settlement term sheet.  The parties hope to conclude a final binding written settlement agreement and file a motion to terminate the ITC investigation as to Enzymotec before the expiration of the stay.

On November 5, 2013, Acasti announced the appointment of Reed V. Tuckson, M.D. to its Board of Directors.

On November 26, 2013, Acasti commenced an underwritten public offering of units of Acasti. On December 3, 2013 Acasti announced the closing of the offering, which concluded in the issuance of 18,400,000 units of Acasti (Units) at a price of US$1.25 per Unit for total gross proceeds of US$23,000, each Unit consisting of one Class A share (Common Share) and one Common Share purchase warrant (Warrant) of Acasti. Each Warrant will entitle the holder to purchase one Common Share (Warrant Share) at an exercise price of US$1.50 per Warrant Share, subject to adjustment, at any time until the fifth anniversary of the closing of the offering, December 3, 2018. Neptune acquired US$741 of Units in the offering. Following the offering, Neptune owns 51,942,183 Common Shares of the Corporation, representing approximately 49.95% of the Common Shares issued and outstanding.  Acasti intends to allocate the proceeds from the offering as follows: (i) approximately US$1,000 to complete its TRIFECTA trial; (ii) approximately US$2,000 to initiate and complete its PK trial; (iii) approximately US$8,000 to initiate and complete a phase III clinical trial to investigate the safety and efficacy profile of CaPre® in a patient population with very high triglycerides (>500 mg/dL); (iv) approximately US$5,000 to initiate and complete its proposed DART and CARCINO nonclinical studies; and (v) the balance for general corporate and other working capital purposes.

On December 19, 2013, Acasti announced the appointment of Jerald J. Wenker as special advisor to its Board of Directors.  Mr. Wenker has also accepted the nomination for election to serve on the Corporation’s Board of Directors at the next Annual Meeting to be held in 2014, subject to shareholder approval.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Basis of presentation of the financial statements

The Corporation’s current assets as at November 30, 2013 include cash and short-term investments for an amount of $3,597, mainly generated by the exercise on September 14, 2011 of the rights issued by the Corporation to its shareholders, by the net proceeds from a $1,979 private financing completed on February 13, 2012 as well as proceeds from sales of Onemia®. The Corporation also has trade and other receivables of $473, receivable from a corporation under common control of $50, tax credits receivable for an amount of $487, inventories of $380 and prepaid expenses of $326 as at November 30, 2013.  The Corporation’s cash and short-term investments have increased following the closing of an offering for total net proceeds of approximately US$20,700 on December 3, 2013 (see Subsequent Events section for more information). The Corporation’s liabilities at November 30, 2013 are comprised primarily of amounts due to Neptune of $2,490 and other creditors for $2,148 as well as royalties payable to Neptune for $337, accrued prior to entering into the prepayment agreement.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its License Agreement, and the establishment of strategic alliances. As a result of proceeds received from the public offering of 18,400,000 units of Acasti (see Subsequent Events section for more information), the Corporation has sufficient capital to operate over the next twelve months and beyond, and therefore, the going concern material uncertainty has been removed as the corporation expects to be in a position to realize its assets and discharge its liabilities in the normal course of business.  It is anticipated that the products developed by the Corporation will require approval from the FDA and equivalent organizations in other countries before their sale can be authorized.

SELECTED FINANCIAL INFORMATION
(In thousands of dollars, except per share data)
	Three-month periods ended November 30,		Nine-month periods ended November 30,
	2013	2012	2013	2012
	$	$	$	$
Revenue from sales	28	424	301	675
Adjusted EBITDA(1)	(1,574)	(1,048)	(4,607)	(3,024)
Net loss and comprehensive loss	(3,856)	(1,611)	(9,059)	(4,940)
Net loss per share and diluted loss per share	(0.05)	(0.02)	(0.12)	(0.07)
Total assets	25,505	13,097	25,505	13,097
Working capital(2)	337	4,645	337	4,645
Total equity	20,529	11,038	20,529	11,038
Book value per Class A share(3)	0.24	0.15	0.24	0.15

(1)
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results are unlikely to be comparable to similar measurements presented by other public companies. Acasti obtains Adjusted EBITDA measurement by adding to net loss finance costs, depreciation and amortization and income taxes and by subtracting interest income. Acasti also excludes the effects of certain non-monetary transactions recorded, such as gain or loss on foreign exchange and stock-based compensation, for its Adjusted EBITDA calculation.

(2)
The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

(3)
The book value per share is presented for information purposes only and is obtained by dividing the shareholders’ equity by the number of outstanding Class A shares at the end of the period. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

RECONCILIATION OF THE EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (ADJUSTED EBITDA)

A reconciliation of Adjusted EBITDA is presented in the table below. The Corporation uses adjusted financial measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results.

Acasti obtains its Adjusted EBITDA measurement by adding to net loss, finance costs, depreciation and amortization and income taxes and by subtracting interest income. Acasti also excludes the effects of certain non-monetary transactions recorded, such as gain or loss on foreign exchange and stock-based compensation, from its Adjusted EBITDA calculation. The Corporation believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

RECONCILIATION OF ADJUSTED EBITDA
(In thousands of dollars, except per share data)

	Three-month periods ended November 30,		Nine-month periods ended November 30,
	2013	2012	2013	2012
	$	$	$	$
Net loss	(3,856)	(1,611)	(9,059)	(4,940)
Add (deduct)
Finance costs	552	1	553	2
Interest Income	(7)	(12)	(25)	(35)
Depreciation and amortization	670	166	1,339	499
Stock-based compensation	1,069	412	2,604	1,464
Foreign exchange (gain) loss	(2)	(4)	(19)	(14)
Adjusted EBITDA	(1,574)	(1,048)	(4,607)	(3,024)

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

SELECTED QUARTERLY FINANCIAL DATA
(In thousands of dollars, except per share data)

Fiscal year ended February 28, 2014

		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from sales	300	6	266	28
Adjusted EBITDA(1)	(4,607)	(1,270)	(1,763)	(1,574)
Net loss	(9,059)	(1,965)	(3,238)	(3,856)
Loss per share basic and diluted	(0.11)	(0.03)	(0.04)	(0.05)

Fiscal year ended February 28, 2013

		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from sales	724	14	237	424	49
Adjusted EBITDA(1)	(4,397)	(923)	(1,053)	(1,048)	(1,373)
Net loss	(6,892)	(1,576)	(1,752)	(1,611)	(1,953)
Loss per share basic and diluted	(0.09)	(0.02)	(0.02)	(0.02)	(0.03)

Fiscal year ended February 29, 2012

		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from sales	10	–	–	–	10
Other Income - Revenue from research contracts	116	83	33	–	–
Adjusted EBITDA(1)	(4,481)	(693)	(1,254)	(1,677)	(857)
Net loss	(6,501)	(1,023)	(1,724)	(2,207)	(1,547)
Loss per share basic and diluted	(0.10)	(0.02)	(0.03)	(0.03)	(0.02)

(1)
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results are unlikely to be comparable to similar measurements presented by other public companies. Acasti obtains Adjusted EBITDA measurement by adding to net loss, finance costs, depreciation and amortization and income taxes and by subtracting interest income. Acasti also excludes the effects of certain non-monetary transactions recorded, such as gain or loss on foreign exchange and stock-based compensation, for its Adjusted EBITDA calculation.

COMMENTS ON THE SIGNIFICANT VARIATIONS OF RESULTS FROM OPERATIONS FOR THE THREE AND NINE-MONTH PERIODS ENDED NOVEMBER 30, 2013 AND 2012

Revenues
The Corporation generated revenues from sales of $28 from the commercialization of Onemia®, its medical food product, during the three-month period ended November 30, 2013.  The revenues were generated from a distribution agreement the Corporation entered into with a US distributor specialized in medical food, as well as from sales made directly to customers in the United States. Acasti relies on a limited number of distributors / clients, therefore, revenues from sales may vary significantly quarter to quarter.  The Corporation generated revenue from sales of $424 during the corresponding period in 2012.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

The Corporation generated revenues from sales of $301 from the commercialization of Onemia®, its medical food product, during the nine-month period ended November 30, 2013, a decrease of $374 form the revenues of $675 generated during corresponding period of 2012.

Gross Profit
Gross profit is calculated by deducting the cost of sales from revenue.  Cost of sales consists primarily of costs incurred to manufacture products.  It also includes related overheads, such as certain costs related to quality control and quality assurance, inventory management, sub-contractors and costs for servicing and commissioning.

The gross profit for the three-month period ended November 30, 2013 amounted to $12 or 43%, which is in the Corporation’s target range for its gross profit margin, being 40 to 60%.    The Corporation realized a gross profit of $183 or 43% during the three-month period ended November 30, 2012.

The gross profit for the nine-month period ended November 30, 2013 amounted to $132 or 44%, which is in the Corporation’s target range for its gross profit margin.  The Corporation realized a gross profit of $306 or 45% during the nine-month period ended November 30, 2012.

Breakdown of Major Components of the Statement of Earnings and Comprehensive Loss for the Three and Nine-month Periods Ended November 30, 2013 and 2012

General and administrative expenses	Three-month periods ended November 30,		Nine-month periods ended November 30,
	2013	2012	2013	2012
	$	$	$	$
Salaries and benefits	225	242	667	754
Stock-based compensation	909	300	2,200	1,135

Professional fees	123	82	394	296
Royalties	-	175	228	278
Amortization and depreciation	670	166	1,339	499
Sales and marketing	5	25	14	119
Investor relations	78	5	134	27
Rent	25	27	75	45
Other	11	17	47	49
TOTAL	2,046	1,039	5,098	3,202

Research and development expenses	Three-month periods ended November 30,		Nine-month periods ended November 30,
	2013	2012	2013	2012
	$	$	$	$
Salaries and benefits	102	164	403	521
Stock-based compensation	160	112	404	329
Contracts	904	517	2,578	1,214
Regulatory expenses	108	(4)	109	66
Professional fees	28	12	179	61
Other	10	19	62	58
Tax credits	(33)	(50)	(151)	(158)
TOTAL	1,279	770	3,584	2,091

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)
Adjusted EBITDA decreased by $526 for the three-month period ended November 30, 2013 to $(1,574) compared to $(1,048) for the three-month period ended November 30, 2012, mainly due to the decrease in gross profit and increase in research and development expenses before consideration of stock-based compensation and amortization and depreciation, principally offset by a decrease general and administrative expenses before consideration of stock-based compensation and amortization. The increase in research and development expenses is mainly attributable to increases in contract expenses related to the Corporation’s clinical trials and regulatory expenses.

Adjusted EBITDA decreased by $1,583 for the nine-month period ended November 30, 2013 to $(4,607) compared to $(3,024) for the nine-month period ended November 30, 2012, mainly due to the decrease in gross profit and increase in research and development expenses before consideration of stock-based compensation and amortization and depreciation.  The increase in research and development expenses is mainly attributable to increases in contract expenses related to the Corporation’s clinical trials, professional fees and regulatory expenses.

Net Loss
The Corporation realized a net loss for the three-month period ended November 30, 2013 of $3,856 or $0.05 per share compared to a net loss of $1,611 or $0.02 per share for the three-month period ended November 30, 2012. These results are mainly attributable to the factors described above in the Gross Profit and Adjusted EBITDA sections as well as by increases in amortization and depreciation, stock-based compensation expenses and finance costs related to the corporation’s financing closed on December 3, 2013.

The Corporation realized a net loss for the nine-month period ended November 30, 2013 of $9,059 or $0.12 per share compared to a net loss of $4,940 or $0.07 per share for the nine-month period ended November 30, 2012. These results are mainly attributable to the factors described above in the Gross Profit and Adjusted EBITDA sections as well as by increases in amortization and depreciation, stock based compensation expenses and finance costs related to the corporation’s financing closed on December 3, 2013.

Share Capital Structure

The authorized share capital consists of an unlimited number of Class A, Class B, Class C, Class D and Class E shares, without par value. Issued and outstanding fully paid shares, outstanding warrants and outstanding stock options were as follows:

	November 30, 2013	February 28, 2013
Class A shares, voting, participating and without par value	85,586,388	73,107,538
Stock options granted and outstanding	4,864,750	5,216,250
Restricted Shares Units granted and outstanding	1,035,000	-
Series 4 warrants exercisable at $0.25 until October 8, 2013	-	5,432,350
Series 6 & 7 warrants exercisable at $1.50 until February 10, 2015	750,000	750,000
Total fully diluted shares	92,236,138	84,506,138

On December 3, 2013, the Corporation closed a US$23,000 offering, resulting in the issuance of 18,400,000 Class A shares and 18,400,000 warrants (see Subsequent Events section for more information).

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Cash Flows and Financial Condition between the Three and Nine-month Periods Ended November 30, 2013 and 2012

Operating Activities
During the three-month periods ended November 30, 2013 and 2012, the Corporation’s operating activities generated decreases in liquidity of $865 and $577, respectively, consisting of the net loss incurred for the quarter adjusted for non-cash items, such as depreciation of equipment, amortization of intangible asset, stock-based compensation, finance expenses and foreign exchange, as well as for the net changes in non-cash operating working capital items for the period. The net changes in non-cash operating working capital items for the three-month period ended November 30, 2013 amounted to an increase of $711 and is mainly due to increases in trade and other payables ($242) and in payable to parent corporation ($1,089), principally offset by increases in trade and other receivables ($153), inventories ($313) and prepaid expenses ($121).  The net changes in non-cash operating working capital items for the three-month period ended November 30, 2012, amounted to an increase of $472 and is mainly due to decreases in tax credits receivable ($53) and inventories ($199), as well as increases in trade and other payables ($70), payable to parent corporation ($416) and royalties payable to parent corporation ($155), principally offset by an increase in trade and other receivables ($420).

During the nine-month periods ended November 30, 2013 and 2012, the Corporation’s operating activities generated decreases in liquidity of $2,081 and $2,609, respectively, consisting of the net loss incurred for the quarter adjusted for non-cash items, such as depreciation of equipment, amortization of intangible asset, stock-based compensation, finance expenses and foreign exchange, as well as for the net changes in non-cash operating working capital items for the period. The net changes in non-cash operating working capital items for the nine-month period ended November 30, 2013 amounted to an increase of $2,527 and is mainly due to increases in trade and other payables ($892), payable to parent corporation ($2,073) and royalties payable to parent corporation ($203), principally offset by increases in tax credits receivables ($151), inventories ($158) and prepaid expenses ($309).  The net changes in non-cash operating working capital items for the nine-month period ended November 30, 2012, amounted to an increase of $409 and is mainly due to a decrease in inventories ($337) as well as  increases in payable to parent corporation ($618) and royalties payable to parent corporation ($281), principally offset by increases in trade and other receivables ($678) and tax credit receivables ($55) as well as a decrease in trade and other payables ($100).

Investing Activities
During the three-month periods ended November 30, 2013 and 2012, the Corporation’s investing activities generated increases in liquidities of $1,949 and $237, respectively. The increase in liquidity generated by investing activities during the three-month period ended November 30, 2013 is mainly due to the maturity of short-term investments of $2,000, offset by the acquisition of intangible assets of $51.  The increase in liquidity generated by investing activities during the three-month period ended November 30, 2012 is mainly due to the maturity of short-term investment of $250, offset by the acquisition of intangible assets of $13.

During the nine-month periods ended November 30, 2013 and 2012, the Corporation’s investing activities generated increases in liquidities of $2,755 and $1,731, respectively. The increase in liquidity generated by investing activities during the nine-month period ended November 30, 2013 is mainly due to the maturity of short-term investments of $5,750 and the interest received on short-term investments of $96, offset by acquisitions of short term investments of $3,000 and intangible assets of $91.  The increase in liquidity generated by investing activities during the nine-month period ended November 30, 2012 is mainly due to the maturity of short-term investment of $1,750, offset by the acquisition of intangible assets of $20.

Financing Activities
During the three-month periods ended November 30, 2013 and 2012, the Corporation’s financing activities generated increases in liquidities of $537 and $4, respectively. The increase in liquidities generated from financing activity during the three-month periods ended November 30, 2013 resulted mainly from proceeds from exercise of warrants and options of $538, offset by interest paid of $2. The increase in liquidities generated from financing activity during the three-month periods ended November 30, 2012 resulted mainly from proceeds from exercise of warrants and options of $5, offset by interest paid of $1.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

During the nine-month periods ended November 30, 2013 and 2012, the Corporation’s financing activities generated increases in liquidities of $940 and $42, respectively. The increase in liquidities generated from financing activity during the nine-month periods ended November 30, 2013 resulted mainly from proceeds from exercise of warrants and options of $972, principally offset by share issue costs of $29. The increase in liquidities generated from financing activity during the nine-month periods ended November 30, 2012 resulted mainly from proceeds from exercise of warrants and options of $44, offset by interest paid of $2.

Overall, as a result, the Corporation’s cash increased by $1,625 and decreased by $331, respectively, for the three-month periods ended November 30, 2013 and 2012. Total liquidities as at November 30, 2013, comprised of cash and short-term investments, amounted to $3,597. See basis of presentation for additional discussion of the Corporation’s financial condition.

To date, the Corporation has financed its operations primarily through the exercise of rights and warrants issued to its shareholders as well as to Neptune and its shareholders, the private offerings of shares, as well as research tax credits, revenues from sales and research contracts, as well as interest income. The future profitability of the Corporation is dependent upon such factors as the success of the clinical trials, the approval by regulatory authorities of products developed by the Corporation, the ability of the Corporation to successfully market and sell and distribute products.  As a result of proceeds received from the public offering of 18,400,000 units of Acasti (see Subsequent Events section for more information), the Corporation has sufficient capital to operate over the next twelve months and beyond, and therefore, the going concern material uncertainty has been removed as the corporation expects to be in a position to realize its assets and discharge its liabilities in the normal course of business.

Financial Position
The following table details the significant changes to the statements of financial position as at November 30, 2013 compared to February 28, 2013:

Accounts	Increase (Decrease)	Comments
Cash	1,634	See cash flow statement
Short-term investments	(2,822)	Maturity of short-term investments to finance operations
Trade and other receivables	22	Increase in sales and slow receivables payment
Tax credits receivable	151	Increase in tax credit eligible expenses
Inventories	158	Acquisition of Onemia® inventory
Prepaid expenses	309	Increases in advance payments
Intangible assets	13,886	Acquisition of royalty free license
Trade and other payables	1,442	Increase in amount owed related to research contracts and finance costs
Payable to parent corporation	1,279	Charges for Corporation’s expenses
Royalties payable to parent corporation	(192)	Adjustment for royalty prepayment

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Contractual Obligations, Off-Balance-Sheet Arrangements and Commitments

The Corporation has no off-balance sheet arrangements. All of the Corporation’s liabilities ($4,976) are due within twelve months.

Significant commitments include:

License Agreement
The Corporation was initially committed under the License Agreement to pay Neptune until the expiration of Neptune’s patents on licensed intellectual property a royalty equal to the sum of (a) in relation to sales of products in the licensed field, if any, the greater of: (i) 7.5% of net sales, and (ii) 15% of Acasti’s gross margin; and (b) 20% of revenues from sub-licenses granted by Acasti to third parties, if any. The license will expire on the date of expiration of the last-to-expire of the licensed patent claims and/or continuation in part and/or divisional of the licensed patent claims. After the last-to expire of the licensed patents on licensed intellectual property, which is currently expected to occur in 2022, the license will automatically renew for an additional period of 15 years, during which period royalties were to be equal to half of those calculated according to the above formula. In addition, the License Agreement provided for minimum royalty payments notwithstanding the above of: year 1 ‐ nil; year 2 ‐ $50; year 3 ‐ $200; year 4 ‐ $225 (initially $300, but reduced to $225 following Acasti’s abandonment of its rights to develop products for the over-the-counter market pursuant to the license); year 5 ‐ $700; and year 6 and thereafter - $750. Minimum royalties are based on contract years based on the effective date of the License Agreement, August 7, 2008.

On December 4, 2012, the Corporation announced that it entered into a prepayment agreement with Neptune pursuant to which the Corporation exercised its option under the License Agreement to pay in advance all of the future royalties’ payable under the license. The value of the prepayment, determined with the assistance of outside valuations specialists, using the pre-established formula set forth in the License Agreement, and adjusted to reflect the royalties of $395 accrued from December 4, 2012 to July 12, 2013, amounts to approximately $15,130.  The prepayment and accrued royalties have been paid through the issuance of 6,750,000 Class A shares of Acasti, issued at a price of $2.30 per share, totalling $15,525, on July 12, 2013, upon the exercise of a warrant delivered to Neptune at the signature of the prepayment agreement and following the Corporation’s disinterested shareholders and TSX Venture Exchange approvals. The Corporation no longer has royalty payment commitment under the License Agreement.

Research and development agreements
In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.

The Corporation initiated research and development projects that will be conducted over a 12 to 24 month period for a total initial cost of $5,064, of which an amount of $3,688 has been paid to date.  As at November 30, 2013, an amount of $700 is included in ‘‘Trade and other payables’’ in relation to these projects.

Related Party Transactions

The Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation in the amount of $309 during the three-month period ended November 30, 2013 ($212 for administrative costs, $97 for research and development costs and nil for royalties) and $496 during the three-month period ended November 30, 2012 ($160 for administrative costs, $161 for research and development costs and $175 for royalties). These transactions are in the normal course of operations. Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are being charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items. These charges do not represent all charges incurred by Neptune that may have benefited the Corporation, because, amongst others, Neptune does not allocate certain common office expenses and does not charge interest on indebtedness. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Payable to parent corporation has no specified maturity date for payment or reimbursement and does not bear interest. This amount has been measured at the exchange amount and classified as current liabilities.

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 3% of the voting shares of the Corporation.  See note 6 to the financial statements for disclosures of key management personnel compensation.

On December 4, 2012, the Corporation entered into a prepayment agreement with Neptune as detailed under “Contractual Obligations, Off-Balance Sheet Arrangements and Commitments – License Agreement”.

Subsequent events

On December 3, 2013 Acasti announced the closing of the offering, which concluded in the issuance of 18,400,000 units of Acasti (Units) at a price of US$1.25 per Unit for total gross proceeds of US$23,000, each Unit consisting of one Class A share (Common Share) and one Common Share purchase warrant (Warrant) of Acasti. Each Warrant will entitle the holder to purchase one Common Share (Warrant Share) at an exercise price of US$1.50 per Warrant Share, subject to adjustment, at any time until the fifth anniversary of the closing of the offering, December 3, 2018. Total net proceeds amounted to approximately US$20,700. Neptune acquired US$741 of Units in the offering. Following the offering, Neptune owns 51,942,183 Common Shares of the Corporation, representing approximately 49.95% of the Common Shares issued and outstanding.

During December 2013, the FDA has allowed the Corporation to conduct its PK trial, having found no objections with the proposed PK trial design, protocol or safety profile of CaPre®.  Following FDA clearance of its PK trial, Acasti entered into new research and development agreements, resulting in additional contractual obligations of approximately US$1,050.

Use of estimates and measurement of uncertainty

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.  Estimates are based on the management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.  Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the use of the going concern basis (See note 2 (b) of the financial statements) and the identification of triggering events indicating that intangible assets might be impaired.  Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include allocation of shared costs amongst the Neptune group companies (note 6 to financial statements) and the measurement of stock-based compensation (note 4 to the financial statements).  Also, the Corporation uses its best estimate to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts.  The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized.  Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

Critical Accounting Policies

Research and development expenses
Research expenses are charged to income in the period of expenditure less related tax credits. Development costs are charged to income as incurred unless a development project meets generally accepted accounting criteria for deferral and amortization. The Corporation has not deferred any development costs since inception.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Tax credits
Tax credits related to eligible expenses are accounted for as a reduction of related costs in the year during which the expenses are incurred as long as there is reasonable assurance of their realization.

Stock-based compensation
The Corporation has a stock-based compensation plan, which is described in note 4 of the financial statements. The Corporation accounts for stock options granted to employees based on the fair value method, with fair value determined using the Black-Scholes model. Under the fair value method, compensation cost is measured at fair value at date of grant and is expensed over the award’s vesting period with a corresponding increase in contributed surplus. For stock options granted to non-employees, the Corporation measures based on the fair value of services received, unless those are not reliably estimable, in which case the Corporation measures the fair value of the equity instruments granted. Compensation cost is measured when the company obtains the goods or the counterparty renders the service.

Also, the Corporation records as stock-based compensation expense a portion of the expense being recorded by Neptune that is commensurate to the fraction of overall services that the grantees provide directly to the Corporation with the offset to contributed surplus reflecting Neptune’s contribution to the Corporation.

Income taxes
The Corporation follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on the differences between the carrying value and tax bases of assets and liabilities and they are measured using substantively enacted tax rates and laws that are expected during the periods when the temporary differences are expected to be realized or settled. A deferred tax asset is recognized for unused tax loses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.  The Corporation has not recognized any deferred tax assets in its financial statements because it has determined that they are not probable of being realized.

Recently Adopted Accounting Policies

On March 1, 2013, the Corporation adopted the following new accounting standard issued by the IASB: IFRS 13, Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements.  IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value.  Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions). The impact of the adoption of this standard did not have a significant impact on the Corporation’s interim financial statements.

Changes in Internal Control over Financial Reporting

During the three-month period ended November 30, 2013, the Chief Executive Officer and the Chief Financial Officer of the Corporation evaluated whether there were any material changes in internal control over financial reporting pursuant to National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings. They individually concluded that there were no changes during the three-month period ended November 30, 2013 that affected materially or is reasonably likely to affect materially the Corporation’s internal controls over financial reporting.

Risk Factors

Investing in securities of the Corporation involves a high degree of risk. The information contained in the financial statements for the three and nine-month periods ended November 30, 2013 and 2012 and this MD&A should be read in conjunction with all of the Corporation and Neptune’s public filings with securities regulatory authorities. In particular, prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading “Risk Factors” in our listing application and in our latest annual information form, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Additional risks and uncertainties, including those of which the Corporation is currently unaware or that it deems immaterial, may also adversely affect the Corporation’s business, financial condition, liquidity, results of operation and prospects.

Product Liability

The parent corporation Neptune has secured a $5,000 product liability insurance policy, which also covers its subsidiaries, renewable on an annual basis, to cover civil liability relating to its products. Neptune also maintains a quality-assurance process that is “Quality Management Program” certified by the Canadian Food Inspection Agency and has obtained GMP accreditation from Health Canada.

Additional Information

Updated and additional information on the Corporation and the parent corporation Neptune Technologies & Bioressources is available from the SEDAR Website at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

As at January 14, 2014, the total number of Class A shares of the Corporation issued and outstanding was 103,986,388. The Corporation also has 4,852,250 stock options, 1,035,000 restricted shares units, 19,150,000 Series 6, 7 & 8 warrants outstanding.

/s/ Henri Harland	/s/ Xavier Harland

Henri Harland President & Chief Executive Officer	Xavier Harland Chief Financial Officer